EXHIBIT 99.5

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Thomson Reuters Corporation (the “Corporation”) on Form 6-K for the period ended September 30, 2026, as furnished to the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Hasker, President and Chief Executive Officer of the Corporation, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.
The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: November 4, 2026

/s/ Steve Hasker
Steve Hasker
President and Chief Executive Officer